SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

RCS Capital Corporation
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

74937W102
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,615,361 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,615,361 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,615,361 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 4,912,240 Shares and 2,088,385 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 614,735 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,849,922 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,849,922 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,849,922 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,298,081 Shares and 551,841 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,783,125 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,783,125 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,783,125 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 6,163,012 Shares and 2,620,113 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,783,125 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,783,125 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,783,125 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 6,163,012 Shares and 2,620,113 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person, other than the Offshore Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

653,705 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

653,705 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

653,705 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 458,663 Shares and 195,042 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

653,705 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

653,705 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

653,705 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 458,663 Shares and 195,042 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person, other than the Spectrum Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

771,228 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

771,228 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

771,228 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 771,228 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands B Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

57,394 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

57,394 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,394 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 57,394  Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands C Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

162,465 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

162,465 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,465 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 162,465 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands D Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

61,848 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

61,848 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,848 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 61,848 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,893,201 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,893,201 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,893,201 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 12,831,996 Shares and 5,455,382 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 1,605,822 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,660,145 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,660,145 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,660,145 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 13,326,752 Shares and 5,665,722 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 1,667,670 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,660,145 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,660,145 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,660,145 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 13,326,752 Shares and 5,665,722 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 1,667,670 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,660,145 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,660,145 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,660,145 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 13,326,752 Shares and 5,665,722 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 1,667,670 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

Item 1.	Security and Issuer.

This statement relates to the Class A common stock, par value $0.001 per share (the “Shares”), of RCS Capital Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 405 Park Ave., 15th Floor, New York, NY 10022.

Item 2.	Identity and Background.

(a)           This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”), Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”), Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Spectrum Master Fund”), Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Feeder Fund” and, collectively with the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund and the Spectrum Master Fund, the “Luxor Funds”), LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”), Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”), Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”), Christian Leone, Blue Sands LLC, a Delaware limited liability company (“Blue Sands”), Blue Sands B Inc., a Delaware corporation (“Blue Sands B”), Blue Sands C Inc. (“Blue Sands C”), a Delaware corporation, and Blue Sands D Inc., a Delaware corporation (“Blue Sands D” and, collectively, with Blue Sands, Blue Sands B and Blue Sands C, the “Blue Sands Entities”).

The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund and the Spectrum Master Fund is a subsidiary of the Spectrum Feeder Fund.  By virtue of these relationships, the Offshore Feeder Fund may be deemed to beneficially own the Shares underlying the securities owned directly by the Offshore Master Fund and the Spectrum Feeder Fund may be deemed to beneficially own the Shares underlying the securities owned directly by the Spectrum Master Fund.

Luxor Capital Group has the authority to act on behalf of the Blue Sands Entities and the Onshore Fund with respect to the Put/Call Agreement (defined and described in Item 4 below) and, as such, may be deemed to beneficially own the Shares issuable upon exercise of the Put/Call Agreement.

LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.  By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Shares beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund (collectively, the “Luxor Funds”) and to an account it separately manages (the “Separately Managed Account”).  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Shares beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Separately Managed Account.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund, the Spectrum Feeder Fund, Blue Sands B,  Blue Sands C and Blue Sands D.  To the best of Luxor’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings, Mr. Leone and each of the Blue Sands Entities is 1114 Avenue of the Americas, 29th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(c)           The principal business of each of the Luxor Funds and each of the Blue Sands Entities is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.  Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and each of the Blue Sands Entities is organized under the laws of the State of Delaware.  Mr. Leone is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

A total of approximately $335,864,183 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Separately Managed Account and the Blue Sands Entities and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Shares.

On April 29, 2014, the Reporting Persons entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer, pursuant to which the Reporting Persons agreed to purchase from the Issuer, (i) 14,657,980 shares of a new series of the Issuer’s convertible preferred stock, par value $0.001 per share, designated as 7% Series A Convertible Preferred Stock (the “Convertible Preferred Stock”) for $270.0 million of liquidation preference, at a purchase price of $16.37333 per share, for an aggregate purchase price of $240.0 million, (ii) $120.0 million (face amount) of 5% convertible senior notes (the “Convertible Notes”) issued at a price of $666.67 per $1,000 of par value, and (iii) (a) if the Issuer raises at least $150.0 million in gross proceeds in a well-marketed, underwritten public offering, $50.0 million of the Shares at a price per Share equal to the price per Share of the Shares sold in a well-marketed, underwritten public offering, and (b) if the Issuer raises less than $150.0 million in a well-marketed, underwritten public offering, a number of Shares the proceeds from which are equivalent to one-third of the gross proceeds actually received by the Issuer from a well-marketed, underwritten public offering.

The shares of Convertible Preferred Stock are entitled to a dividend of 7.00% of the liquidation preference and a dividend of 8.00% of the liquidation preference if a monthly dividend is not paid in cash on the dividend payment date. The shares of Convertible Preferred Stock are convertible, at the Reporting Persons’ option, into Shares at the lowest of (i) a 2% discount to VWAP (as defined below), of Shares for the 10 trading days prior to the date of the Reporting Persons’ election to convert, (ii) a 2% discount to the closing price of the Shares on the date of the Reporting Persons’ election to convert, and (iii) $20.26, or the fixed conversion price, subject, in each case, to customary anti-dilution protections.  If (i) both the one-day volume weighted average price (“VWAP”), and the daily closing price of the Shares for the prior 30 consecutive trading days exceeds 2.5 times the fixed conversion price and (ii) at least $10 million of Shares are traded each day for 30 consecutive days at any time after the first two years from the issuance date of the Convertible Preferred Stock, then the Issuer may require that the Reporting Persons convert the Convertible Preferred Stock into Shares at the same price as set forth above.  Notwithstanding the other terms of the Convertible Preferred Stock, in no event shall any Reporting Persons on his or its own, or with any of his or its affiliates, be obligated to accept Shares if it would result in such Reporting Person owning more than 9.9% of the Shares outstanding at the time of conversion of the Convertible Preferred Stock (the “Preferred Stock Blocker”). Accrued and unpaid dividends on the Convertible Preferred Stock are also entitled to liquidation preferences and convertible into additional Shares on the same terms as actual shares of Convertible Preferred Stock.

The Convertible Notes are senior unsecured obligations, but they are subordinate to certain of the Issuer’s credit agreements and any refinancings thereof (the “Bank Facilities”).  The Convertible Notes are convertible at the option of the holder, and to the extent permitted by the Bank Facilities, into Shares, at a conversion rate equal to the lower of (i) 47.2144 Shares per $1,000 principal amount of Convertible Notes (or $20.26 per share) and (ii) 115% of the price of the Shares sold in a well-marketed, underwritten public offering, subject to adjustment pursuant to customary anti-dilution provisions. The Convertible Notes were issued pursuant to an indenture, dated as of April 29, 2014, between the Issuer and Wilmington Trust, National Association. The Convertible Notes bear interest at a rate of 5.00% per year and accruing from April 29, 2014, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2014. The Convertible Notes will mature on November 1, 2021, unless earlier repurchased, redeemed or converted. The Issuer is not permitted to redeem the Convertible Notes prior to the maturity date.  Notwithstanding the other terms of the Convertible Notes, in no event shall any Reporting Persons on his or its own, or with any of its affiliates, be obligated to accept Shares if it would result in such Reporting Person owning more than 9.9% of the Shares outstanding at the time of conversion of the Convertible Notes (the “Convertible Notes Blocker”).

Pursuant to the terms of the Securities Purchase Agreement, the Convertible Preferred Stock and the Convertible Notes, in no event will the Issuer be obligated to issue to the Reporting Persons upon conversion of the Convertible Preferred Stock and/or Convertible Notes an aggregate number of Shares that would, upon conversion of such Convertible Preferred Stock and/or Convertible Notes, collectively exceed 19.9% of the then outstanding Shares unless the issuance of Shares is duly approved in advance by the holders of Shares in accordance with Section 312.03 of the NYSE Listed Company Manual.

Pursuant to the terms of the Securities Purchase Agreement, the Convertible Preferred Stock and the Convertible Notes, in no event will the Issuer be obligated to issue to the Reporting Persons upon conversion of the Convertible Preferred Stock and/or Convertible Notes, an aggregate number of Shares that would, upon conversion of such Convertible Preferred Stock and/or Convertible Notes, collectively exceed 24.9% of the then outstanding Shares unless the issuance is duly approved in advance by FINRA.

In connection with the placement of the Convertible Preferred Stock and the Convertible Notes, on April 29, 2014, the Blue Sands Entities and the Onshore Fund purchased, in the aggregate, 23.5% (subject to reduction to no less than 17.5% based upon the gross proceeds received by the Issuer in a well-marketed, underwritten public offering) of the membership interests in RCS Capital Management, LLC (the “Luxor Percentage Interest”) for $15.3 million. On the same date, the Blue Sands Entities, the Onshore Fund and the Issuer entered into a put & call agreement (the “Put/Call Agreement”) whereby, subject to certain conditions, (i) the Issuer has the right to repurchase the Luxor Percentage Interest from the Blue Sands Entities and the Onshore Fund in exchange for its fair market value (as determined by the Issuer and the Reporting Persons pursuant to the agreement) in Shares (or a cash equivalent); and (ii) the Blue Sands Entities and the Onshore Fund have the right to require the Issuer to purchase all or some of the Luxor Percentage Interest in exchange for a number of Shares (or a cash equivalent) that is equal to 15% multiplied by the then existing Luxor Percentage Interest being offered to the Issuer multiplied by the number of then-outstanding Shares assuming the conversion immediately prior thereto of the then-outstanding Convertible Preferred Stock and Convertible Notes. The Put/Call Agreement also provides that existing members of RCS Capital Management, LLC may, in their sole discretion, elect to purchase all of the manager interest offered to the Issuer for an amount equal to the value of the Shares required to be delivered by the Issuer in cash or Shares or a combination thereof. Additionally, if the Issuer is prohibited by the Bank Facilities from purchasing the member interest above, the existing members of RCS Capital Management, LLC will be required to purchase the member interest under the same terms.  Luxor Capital Group has the authority to act on behalf of the Blue Sands Entities and the Onshore Fund with respect to the Put/Call Agreement.  Notwithstanding any other provision of the Put/Call Agreement, in no event shall any Reporting Persons on his or its own, or with any of his or its affiliates, be obligated to accept Shares pursuant to the Put/Call Agreement if it would result in such Reporting Person owning more than 9.9% of the Shares outstanding at the time of conversion of the Convertible Notes (the “Put/Call Agreement Blocker” and, collectively with the Preferred Stock Blocker and the Convertible Notes Blocker, the “Ownership Restrictions”).

The foregoing descriptions of the terms and conditions of the Securities Purchase Agreement, the Convertible Preferred Stock, the Convertible Notes and the Put/Call Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 99.1, 99.2, 99.3and 99.4 hereto, respectively, and are incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board of the Issuer and other stockholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 28,317,237 Shares outstanding as of May 2, 2014, which is the total number of Shares outstanding as reported in Pre-Effective Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 6, 2014.

As of the close of business on May 8, 2014, the Onshore Fund may be deemed to have beneficially owned 7,615,361 Shares, including 4,912,240 Shares issuable upon the conversion of Convertible Preferred Stock, 2,088,385 Shares issuable upon the conversion of the Convertible Note and 614,735 Shares issuable upon exercise of the Put/Call Agreement, the Offshore Master Fund may be deemed to have beneficially owned 8,783,125 Shares, including 6,163,012 Shares issuable upon the conversion of Convertible Preferred Stock and 2,620,113 Shares issuable upon the conversion of the Convertible Note, the Wavefront Fund may be deemed to have beneficially owned 1,849,922 Shares, including 1,298,081 Shares issuable upon the conversion of Convertible Preferred Stock and 551,841 Shares issuable upon the conversion of the Convertible Note, and the Spectrum Master Fund may be deemed to have beneficially owned 653,705 Shares, including 458,663 Shares issuable upon the conversion of Convertible Preferred Stock and 195,042 Shares issuable upon the conversion of the Convertible Note, constituting approximately 9.9%, 9.9%, 6.1% and 2.4%, respectively, of the Shares calculated in accordance with the Ownership Restrictions assuming no other Luxor Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 8,783,125 Shares beneficially owned by the Offshore Master Fund, including 6,163,012 Shares issuable upon the conversion of Convertible Preferred Stock and 2,620,113 Shares issuable upon the conversion of the Convertible Note, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions assuming no Luxor Fund, other than the Offshore Master Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

The Spectrum Feeder Fund, as the owner of a controlling interest in the Spectrum Master Fund, may be deemed to beneficially own the 653,705 Shares beneficially owned by the Spectrum Master Fund, including 458,663 Shares issuable upon the conversion of Convertible Preferred Stock and 195,042 Shares issuable upon the conversion of the Convertible Note, constituting approximately 2.3% of the Shares outstanding calculated in accordance with the Ownership Restrictions, assuming no Luxor Fund, other than the Spectrum Master Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

As of the close of business on May 8, 2014, Blue Sands, Blue Sands B, Blue Sands C and Blue Sands D may be deemed to have beneficially owned 771,228, 57,394, 162,465 and 61,848 Shares, respectively, issuable upon exercise of the Put/Call Agreement, constituting approximately 2.7%, less than 1%, less than 1% and less than 1%, respectively, of the Shares calculated in accordance with the Ownership Restrictions assuming no other Blue Sands entity, Luxor Fund or the Separately Managed Account has converted or exercised any securities owned by it.

The Offshore Master Fund holds an approximately 99% ownership interest in Blue Sands and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands.  The Spectrum Offshore Master Fund holds a 100% ownership interest in Blue Sands B and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands B.  The Wavefront Fund holds a 100% ownership interest in Blue Sands C and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands C.  The Separately Managed Account holds a 100% ownership interest in Blue Sands D and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands D.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Spectrum Master Fund may be deemed to have beneficially owned the 19,893,201 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Spectrum Master Fund, including 12,831,996 Shares issuable upon the conversion of Convertible Preferred Stock, 5,455,382 Shares issuable upon the conversion of the Convertible Note and 1,605,822 Shares issuable upon exercise of the Put/Call Agreement, constituting 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Luxor Capital Group, as the investment manager of the Luxor Funds and the Separately Managed Account, may be deemed to have beneficially owned the 19,893,201 Shares beneficially owned by the Luxor Funds, including 12,831,996 Shares issuable upon the conversion of Convertible Preferred Stock, 5,455,382 Shares issuable upon the conversion of the Convertible Note and 1,667,670 Shares issuable upon exercise of the Put/Call Agreement, and 705,096 Shares beneficially owned by the Separately Managed Account, including 494,756 Shares issuable upon the conversion of Convertible Preferred Stock and 210,340 Shares issuable upon the conversion of the Convertible Note, constituting 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 20,660,145  Shares beneficially owned by Luxor Capital Group, including 13,326,752 Shares issuable upon the conversion of Convertible Preferred Stock, 5,665,722 Shares issuable upon the conversion of the Convertible Note and 1,667,670 Shares issuable upon exercise of the Put/Call Agreement, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Mr. Leone, as the managing member of each of Luxor Management and LCG Holdings, may be deemed to have beneficially owned the 20,660,145 Shares owned by Luxor Management, including 13,326,752 Shares issuable upon the conversion of Convertible Preferred Stock, 5,665,722 Shares issuable upon the conversion of the Convertible Note and 1,667,670 Shares issuable upon exercise of the Put/Call Agreement, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

(b)           Each of the Onshore Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Onshore Fund.

Each of the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Wavefront Fund.

Each of the Offshore Master Fund, the Offshore Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Offshore Master Fund.

Each of the Spectrum Master Fund, the Spectrum Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Spectrum Master Fund.

Each of Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Blue Sands Entities.

(c)           On April 29, 2014, the Reporting Persons entered into the Securities Purchase Agreement and the Put/Call Agreement as defined and described in Item 4 above.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 9, 2014, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Reference is made to the Securities Purchase Agreement, the Convertible Preferred Stock, the Convertible Notes and the Put/Call Agreement defined and described in Item 4 above, which are attached as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, respectively, and are incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1           Securities Purchase Agreement, dated April 29, 2014, by and among RCS Capital Corporation, RCAP Holdings, LLC, Luxor Capital Group LP and certain other investors identified therein (incorporated herein by reference to Exhibit 10.3 of RCS Capital Corporation’s Current Report on Form 8-K filed May 2, 2014) (File No. 001-35924).

99.2           Certificate of Designation for the 7.0% Series A Convertible Preferred Stock, filed April 29, 2014 (incorporated herein by reference to Exhibit 3.1 of RCS Capital Corporation’s Current Report on Form 8-K filed May 2, 2014) (File No. 001-35924).

99.3           Indenture, dated as of April 29, 2014, by and between RCS Capital Corporation and Wilmington Trust, National Association (incorporated herein by reference to Exhibit 4.1 of RCS Capital Corporation’s Current Report on Form 8-K filed May 2, 2014) (File No. 001-35924).

99.4           Put & Call Agreement, dated as of April 29, 2014, by and among Luxor Capital Partners, LP, Blue Sands LLC, Blue Sands B Inc., Blue Sands C Inc., Blue Sands D. Inc., RCS Capital Corporation and the existing members of RCS Capital Management, LLC (incorporated herein by reference to Exhibit 10.4 of RCS Capital Corporation’s Current Report on Form 8-K filed May 2, 2014) (File No. 001-35924).

99.5           Joint Filing Agreement.

99.6           Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	May 9, 2014

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

BLUE SANDS LLC

By:	LCG Holdings, LLC Managing Member

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

BLUE SANDS B INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS C INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS D INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD. AND LUXOR SPECTRUM OFFSHORE, LTD.

1.	Don M. Seymour
dms Management Ltd.
P.O. Box 31910 SMB
British American Centre, Tower 3
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands

Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	Alasdair Foster
Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

Mr. Foster is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.           Christian Leone (See Item 2)

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF BLUE SANDS B INC., BLUE SANDS C INC. AND BLUE SANDS D INC.

1.	Kelly Skura
c/o Luxor Capital Group, LP
1114 Avenue of the Americas
29th Floor
New York, NY 10036

Ms. Skura’s principal occupation is serving as Chief Financial Officer of Luxor Capital Group, LP.

2.	Norris Nissim
c/o Luxor Capital Group, LP
1114 Avenue of the Americas
29th Floor
New York, NY 10036

Mr. Nissim’s principal occupation is serving as the General Counsel of Luxor Capital Group, LP.

3.	Christopher M. Isaacs
c/o Luxor Capital Group, LP
1114 Avenue of the Americas
29th Floor
New York, NY 10036

Mr. Isaacs’s principal occupation is serving as Director of Tax of Luxor Capital Group, LP.

EXHIBIT 99.5

JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of RCS Capital Corporation dated as of May 9, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	May 9, 2014

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

BLUE SANDS LLC

By:	LCG Holdings, LLC Managing Member

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

BLUE SANDS B INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS C INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS D INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

EXHIBIT 99.6

POWER OF ATTORNEY

          The undersigned hereby makes, constitutes and appoints each of Norris Nissim, Adam Miller and Kelly Skura as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

          The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.

          This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

          IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 11, 2013.

          /s/ Christian Leone
              Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK    )

COUNTY OF NEW YORK)

On November 11, 2013 before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Megan Teixeira
                                                                                                                                    Megan Teixeria

MEGAN TEIXEIRA
Notary Public, State of NY
License #: 01TE6243087
Commission Expires: 06/13/15